UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 15F
CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE
DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 0-28608
PETSEC ENERGY LTD
(Exact name of registrant as specified in its charter)
LEVEL 13, 1 ALFRED STREET, SYDNEY, NSW 2000, AUSTRALIA

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
American Depositary Shares, each representing five Ordinary Shares

(Title of each class of securities covered by this form)
Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☑	Rule 12h-6(d) ☐

(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐

(for debt securities)	(for prior Form 15 filters)

INTRODUCTION
Unless the context otherwise indicates, references in this Form 15F to “we”, “us”, “our”, “Petsec” or the “Company” are to Petsec Energy Ltd, an Australian public company (Australian Company Number 000 602 700), and its majority-owned subsidiaries and entities in which it owns at least a 50% ownership interest. The Company publishes consolidated financial statement in Australian dollars as required under Australian law and in accordance with Australian Accounting Standards.
PART I
Item 1.     Exchange Act Reporting History
We first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities and Exchange Act of 1934 (the “Exchange Act”) in connection with the initial public offering of American Depositary Shares (“ADRs”) in 1996.
We have filed or submitted all reports required under section 13(a) or section 15(d) of the Exchange Act and the Securities and Exchange Commission (the “Commission”) rules thereunder (the “Exchange Act Rules”) for the 12 months preceding the filing of this form, including our annual report on Form 20-F for the fiscal year ended December 31, 2005.
Item 2.     Recent United States Market Activity
On July 23, 1996 we sold ADRs in the United States under an initial public offering registered under the Securities Act of 1933. We have not sold any securities in the United States in a registered offering under the Securities Act of 1933 since the initial offering.
Item 3.     Foreign Listing and Primary Trading Market
The primary trading market for the Company’s ordinary shares (“Ordinary Shares”) is the Australian Stock Exchange Limited (“ASX”). The Company’s symbol on the ASX is “PSA.” The initial date of listing of the Ordinary Shares on the ASX was December 1, 1980. The Company has maintained this listing to date. All on-market transactions for the Company’s shares are executed on the ASX’s electronic trading system and information on transactions is therefore immediately available. Current ASX settlement requirements are within three days after the transaction.
Since October 13, 2000, the ADRs have traded on the OTC Pink Sheets under the ticker symbol “PSJEY.PK”. Each ADR evidences one American Depositary Share (“ADS”), which represents five Ordinary Shares. The depositary of the ADRs representing the ADSs is The Bank of New York (“Depositary”).
As of May 31, 2007, 1,485,337 ADRs were issued and outstanding. These were equivalent to 7,426,685 Ordinary Shares or approximately 4.8% of the Company’s issued capital.
For the 12-month period beginning on June 1, 2006 and ending on May 31, 2007, approximately 96% of the average daily trading volume of our Ordinary Shares occurred in the ASX, the primary trading market identified above.
Item 4.     Comparative Trading Volume Data
1.     The first and last days of the recent 12-month period used to meet the requirements of 12h-6(a) 4(i) are June 1, 2006 and May 31, 2007 (the “Measurement Period”).
2.     For the Measurement Period, the average daily trading volume of the class of securities that is the subject of this Form both in the United States and on a worldwide basis was 355,423 Ordinary Shares. This is comprised of average daily trading volumes of 332,406 Ordinary Shares traded on the Australian Stock Exchange, 8,765 Ordinary Shares traded by off- market transfers in Australia, and the equivalent of 14,252 Ordinary Shares by ADR trading in the United States.
3.     For the Measurement Period, the average daily trading volume of the subject class of securities in the United States as a percentage of the average daily trading volume for that class of securities on a worldwide basis was 4.0%.
4.     Trading of the ADRs is quoted in the OTC Pink Sheets. In the Measurement Period, we have not delisted our ADRs from a national securities exchange or inter-dealer quotation system in the United States.
5.     In the Measurement Period, we have not terminated our sponsored ADR facility regarding the subject class of securities.
6.     The sources of the ADR and Ordinary Share trading volumes were Bloomberg for ADRs and the Australian Stock Exchange-Weblink for on-market Ordinary Share volumes and our share registry, Registries Limited, Australia for off-market Ordinary Share volumes in Australia.
Item 5.     Alternative Record Holder Information
Not Applicable.
Item 6.     Debt Securities
Not Applicable.
Item 7.     Notice Requirement
In accordance with Rule 12h-6(h), we first published the notice in a press release disclosing our intent to terminate our duty to file reports under section 13(a) o 15(d) of the Exchange Act on May 30, 2007. The notice was submitted under cover of Form 6-K on May 30, 2007. Additionally, the notice was published on our website and through the Australian Stock Exchange electronic information delivery service “e-Lodge announcements”.
Item 8.     Prior Form 15 Filers
Not Applicable.

PART II
Item 9.     Rule 12g3-2(b)
We will publish the information required under Rule 12g3-2(b)(1)(iii) in our primary market through the Australian Stock Exchange electronic information delivery system “e-Lodge announcements” and on our website at http://www.petsec.com.au.
PART III
Item 10.     Exhibits
Exhibit 99.1     Press Release.
Item 11.     Undertakings
The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:
(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, Petsec Energy Ltd has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Petsec Energy Ltd certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act or both.

PETSEC ENERGY LTD.
June 6, 2007	By:	/s/ Fiona A. Robertson
(Date)		Name:	Fiona A. Robertson
		Title:	Chief Financial Officer